

16014598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 08 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seven Points Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave 15th Floor

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller (917) 620-6006

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants. CPA

45-22 43rd Avenue Avenue	Sunnyside	New York	11104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Points Capital, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title



SAMI MILUSH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01M1628442
Qualified in Bronx County
Commission Expires June 17, 2017

02/26/2016
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2015

SEVEN POINTS CAPITAL, LLC
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



BK ACCOUNTANTS CPAS, PLLC

45-22 43RD AVENUE

SUNNYSIDE, NY 11104

WWW.BKPARTNERSCPAS.COM

To the Member of
Seven Points Capital, LLC
New York, NY

Independent Auditor's Report

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC as of December 31 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Seven Points Capital, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America and that of the standards of the PCAOB.

BK Accountants CPAs, PLLC

Sunnyside, New York
March 7, 2016

SEVEN POINTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015

Assets		
Cash	$	938,304
Deposit with Clearing broker		750,000
Receivables from Clearing brokers and other broker/dealers		1,529,892
Property and equipment, at cost, less accumulated depreciation of $40,765		38,291
Other Assets		266,367
Total Assets	$	3,522,854
Liabilities and Members' Equity Liabilities		
Accounts Payable and Accrued Liabilities	$	212,178
Trading Payouts and Salaries Payable		195,262
Payable to Broker/Dealers		829,875
Line of Credit Drawn		33,102
Deposit Payable-related party		50,212
Other Liabilities		15,018
Total Liabilities	$	1,335,647
Members' Equity	$	2,187,207
Total Liabilities and Members' Equity	$	3,522,854

The accompanying notes are an integral part of these financial statements.

SEVEN POINTS CAPITAL, LLC

Notes to Financial Statements

1. Organization and Business

Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with four state jurisdictions.

The Company's principal business activities include executing securities on behalf of customers as an introducing broker, and principal trading municipal and equity securities for its proprietary account. The Company has entered into clearing agreements with other broker/dealers (the "Clearing Brokers") which provides for all securities transactions to be cleared through the Clearing Brokers on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

SEVEN POINTS CAPITAL, LLC

Notes to Financial Statements

Summary of Significant Accounting Policies (Continued)

Property and Equipment - Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Computer equipment are amortized or depreciated over three years. Furniture is depreciated over seven years. Leasehold improvements are depreciated over the lesser of the useful life, or the remaining term of the leased property, which is five years. Depreciation expense for the year ended December 31, 2015 was $15,502.

Revenue Recognition - Commissions on trades executed on behalf of customers are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Net ECN expense is recorded on a trade date basis.

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

SEVEN POINTS CAPITAL, LLC

Notes to Financial Statements

Summary of Significant Accounting Policies (Continued)

Fair Value (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

At December 31, 2015, the Company held no assets subject to ASC 820.

Income Taxes - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the members. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income and California Franchise Tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's balance sheets at December 31, 2015, and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2015.

For the year ended December 31, 2015, management has determined that there are no material uncertain tax positions.

The Company's U.S. federal income tax returns for 2012 through 2015 are open to review by federal and state taxing authorities.

3. Receivables and Payables to Clearing Brokers

The clearing and depository operations for customers and the Company's proprietary securities transactions are provided by the Clearing Brokers pursuant to Clearing agreements. These agreements allow the Company, under Rule 15c3-3(k)(2)(ii) an exemption from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that its clearing broker will prepare and maintain such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer confirmations and statements and maintenance of margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member

4. Property and equipment, net

Property and equipment at December 31, 2015 consist of the following:

Computer Equipment	$ 50,175
Leasehold Improvements	3,122
Furniture	25,759
Total cost	79,056
Less: Accumulated depreciation and amortization	(40,765)
Net value at December 31, 2015	$ 38,291

5. Commitments and Contingencies

The Company has signed a 64 month operating lease, commencing March 2012, for its New York City office. The lease requires monthly payments of $11,476. The Company has provided a letter of credit in the amount of $45,900, is secured by cash, and is included in Other assets on the Statement of Financial Condition. Rent expense under this lease for 2015 totaled $137,710.

The rent expense associated with this lease contains an escalation, operating expense, and an abatement clause is recorded on a straight line basis over the lease term. The difference between the rent paid per the lease agreement and the straight-line rent expense is recorded as deferred rent liability and included in other liabilities on the statement of financial condition. At December 31, 2015, the deferred rent liability was $15,009.

The approximate minimum lease payments for these leases are as follows for the years ended December 31:

2016	$137,710
2017	86,069
	$ 223,779

6. Litigation

The Company is a plaintiff in a FINRA arbitration with one of its clearing brokers. The Company is seeking recovery of improper clearing charges. Included in Other Assets is a receivable of $197,000 related to this arbitration. The arbitration is scheduled to be heard in December 2016.

7. Regulatory

FINRA conducted a routine examination of the Company in 2014 and again in 2015. These examinations have not been closed. Management of the Company does not expect the final disposition and any consequent imposition of sanctions or fines, if any, against the Company resulting from either of these examinations to have a material effect on its ongoing operations.

8. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2015 the Company's cash balances on deposit did exceed FDIC insured limits in two accounts at one financial institution. The Company does not expect to incur any loss regarding this concentration.

One clearing broker accounted for approximately 95% of the Company's receivable from broker dealers as of December 31, 2015. The Company does not expect to incur any losses regarding this concentration.

9. Soft Dollar Arrangements

The Company had in place a soft dollar agreement with one client during 2015. Through the Company's soft dollar program, the client was able to use commission dollars to pay for qualified services. The soft dollar agreement was terminated in December 2015.

10. Subordinated Borrowings

The Company repaid in full upon maturity on April 6, 2015 a secured demand note of $400,000 subject to the terms of its subordination agreement with the lender.

11. Line of Credit

The Company maintains a line of credit with a financial institution for up to $100,000 at a current rate of 5.1%. At December 31, 2015, the Company had an outstanding balance due on the line of credit of $33,103.

12. Related Party Transactions

The Company had received $50,000 from one of its registered representatives to be used as a deposit at one of the Company's clearing brokers. The deposit is held at the clearing broker for which the Company has initiated an arbitration claim. Return of this deposit is contingent on a favorable outcome of the arbitration proceeding. (See Note7). The Company is under common control with another broker/dealer. There were no transactions between these entities in 2015.

13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2015, the Company had net capital, as defined, of $1,835,485 which was $1,735,485 in excess of its required minimum net capital of $100,000. Its ratio of Aggregate Indebtedness ("AI") to net capital was .73 to 1.

14. Financial Instruments, Off-Balance Sheet Risk, and Uncertainties

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' and proprietary money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra- broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Financial Instruments, Off-Balance Sheet Risk, and Uncertainties (continued)

In addition, the Company bears the risk of financial failure by its clearing brokers. If a clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and other broker/dealers are carried at amounts that approximate fair value due to the short – term nature of the instruments.

15. Subsequent Events

The Company has evaluated all subsequent events through March 5, 2016 the date which the financial statements were issued.